

NASPERS

NASPERS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1925/001431/06)
Share code NPN ISIN ZAE000015889

DIVIDEND NUMBER 74

Notice is hereby given that an annual ordinary dividend at the rate of 30c per N ordinary share and 6c per unlisted A ordinary share has been proposed by the directors and is payable to shareholders recorded in the books of the company at the close of business on 12 September 2003. The proposed dividends are to be confirmed at the annual general meeting to be held on 29 August 2003. An announcement confirming the proposed dividends will be made on SENS on 29 August 2003 and in the press on 30 August 2003.

In compliance with the requirements of STRATE the following dates are applicable:

- Last day to trade cum dividend   Friday 5 September
- Securities start trading ex-dividend   Monday 8 September
- Record date   Friday 12 September
- Payment date   Monday 15 September

The dividend is declared in the currency of the Republic of South Africa.

Share certificates may not be dematerialised or re-materialised between Monday 8 September 2003 and Friday 12 September 2003, both dates inclusive.

By order or the board.

GM Coetzee
Secretary
24 June 2003

Transfer Secretaries:
Ultra Registrars (Proprietary) Limited
Registration number 2000/007239/07
11 Diagonal Street
Johannesburg
(P O Box 4844, Johannesburg, 2000)
Republic of South Africa

Registered office:
Naspers Centre
40 Heerengracht
Cape Town 8001
(P O Box 2271
Cape Town 8000)
Republic of South Africa